Exhibit 99.3

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”), formerly Neptune Technologies and Bioressources Inc., including its subsidiaries, Biodroga Nutraceuticals Inc. (‟Biodroga”), SugarLeaf Labs, Inc. (‟SugarLeaf”), 9354-7537 Québec Inc. and Neptune Holding USA, Inc. for the three-month periods and years ended March 31, 2020 and 2019. This MD&A should be read in conjunction with our audited consolidated financial statements for the years ended March 31, 2020 and 2019. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In this MD&A, financial information for the years ended March 31, 2020 and 2019 is based on the audited consolidated financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on June 10, 2020. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. Information disclosed in this report has been limited to what management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based and hemp-based products in the legal market.

management discussion and analysis of the financial situation and operating results

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted Segment EBITDA) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. These non-IFRS financial measures are comprised of adjustments that are derived from the Corporation’s financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA and Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted Segment EBITDA and Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA measurement by adding depreciation and amortization, stock-based compensation and impairment loss on goodwill to segment income (loss) before corporate expenses. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs, depreciation and amortization and income tax expense and by subtracting income tax recovery and net finance income. Other items such as stock-based compensation, litigation provisions, acquisition costs, change in fair value of contingent consideration, impairment loss on goodwill and severance and related costs that do not impact core operating performance of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

A reconciliation of segment income (loss) before corporate expenses to Adjusted Segment EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA are presented later in this document.

BUSINESS OVERVIEW

Neptune is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care. Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company utilizes a highly flexible and low cost supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune’s corporate headquarters is located in Laval, Quebec, with a 50,000 square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina. Its head office is located in Laval, Quebec.

management discussion and analysis of the financial situation and operating results

Founded in 1998, Neptune was previously a biotech Company and conducted some of the first research on the health benefits of krill oil and the unique, more-easily-absorbed “phospholipid” molecular structure of the fats contained within it. Neptune secured a family of patents for an extraction process as well as composition and method of use.

From 2003 to 2017, at its Sherbrooke, Québec facility, Neptune extracted omega-3 from frozen krill and sold bulk krill oil to large nutraceutical and health & wellness companies across the world. In 2017, Neptune exited the bulk krill manufacturing business and sold its krill intellectual property and inventory to Aker BioMarine for US$34 million. Neptune kept its extraction equipment and modern, highly automated facility and executed a strategic pivot into the cannabis industry. Part of the proceeds from the sale of the krill intellectual property and inventory has been used to fund the transition into the cannabis industry and fund the retrofit of the Sherbrooke facility to meet the stringent cannabis-related requirements of Health Canada.

Our team of extraction specialists provides the Company with valuable expertise which has facilitated the Company’s transition to extracting cannabinoids. Our Sherbrooke production facility features robust safety measures and equipment, which allows for enhanced manufacturing practices. We also operate a laboratory at our Sherbrooke facility, which allows us to conduct research, new product development and quality control analysis in‑house.

On January 4, 2019, we received our license to process cannabis from Health Canada. The Health Canada license enables Neptune to handle dried cannabis, to manufacture and purify cannabis extracts and cannabis oil, and to sell its products or services to other license holders. Neptune completed in March 2019 its initial commercial production lots and started shipping cannabis extracts from its licensed GPP (Good Production Practice) facility in Sherbrooke, Quebec to B2B customers.

On June 14, 2019, Neptune received license amendments from Health Canada, which included the expansion of cannabis operation areas to include an additional extraction room where Neptune performs cold ethanol extraction. Neptune has opted for a cold ethanol extraction technology, due to its speed, which could be up to 5x faster than our CO2 extraction equipment and due to its energy efficiency, as it consumes up to 2x less energy than our CO2 technology. Our cold ethanol extraction process combined with the high level of automation at Neptune’s Sherbrooke facility should position the Company as a low-cost cannabinoid extractor in Canada.

The amendment from Health Canada received on June 14, 2019 also included the expansion for an encapsulation room where Neptune produces cannabis oil capsules using the Licaps® technology licensed from Lonza Group AG. The encapsulation equipment has a capacity of up to 200 million capsules annually. The Licaps® technology supports differentiated product offerings through its various delivery systems, colors and branding possibilities. Furthermore, it is an effective technology for variable and multiple product formulation runs.

On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf, a hemp processor based in North Carolina. Neptune paid an initial consideration for SugarLeaf of $23,737 (US$18,062), a combination of $15,770 (US $12,000) in cash and $7,967 (US $6,062) or 1,587,301 in common shares (the "SugarLeaf Transaction").

Through SugarLeaf, Neptune established a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the important U.S. Southeast region. SugarLeaf’s cutting-edge cold ethanol technology has a processing capacity of 1,500,000 kg of biomass annually and uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full and broad-spectrum hemp extracts. The U.S. market for hemp is developing rapidly and represents a significant opportunity for the consumer products industry.

Neptune also operates a nutrition turnkey solutions business where the Company offers turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as soft gels, capsules and liquids. The Company has seen a significant interest from its legacy nutraceutical and health & wellness clients to source CBD infused finished products and bulk ingredients.

management discussion and analysis of the financial situation and operating results

CORPORATE STRATEGY

Neptune’s vision is to provide wellness solutions that deliver optimal health and wellness. Our mission is to leverage our scientific and innovation expertise to create and provide our B2B and B2C customers with the best-available nutritional products and wellness solutions.

Markets – Canada

According to a report published by RBC Capital Markets in December 2018, Canadian spending on cannabis is at similar levels to wine and spirits spending. RBC predicts that the shift away from the illicit market into the legal market is expected to exceed 80% by 2022. The Canadian recreational cannabis market at the wholesale level is expected to reach $3.4 billion by 2022 according to RBC, with the medical market representing an incremental $1 billion. Neptune believes that the Canadian nutraceutical and wellness market for CBD product is also a significant opportunity which could develop over time.

Markets – United-States

According to a report published by Cowen Washington Research Group in February 2019, the hemp extracts and CBD market in the United-States is expected to reach US$16 billion dollar by 2025 which includes nutraceuticals, topicals, beverages, food, beauty and vapor products. In a summary report from HelloMD/Brightfield Group published in 2018, the three main reasons for consuming CBD are anxiety, pain and general relaxation.

The passage of the 2018 Farm Bill in 2018, and simultaneous acknowledgment by the U.S. Food and Drug Administration (‟FDA”) of the Generally Recognized As Safe (‟GRAS”) status of three hemp seed-derived ingredients, fuelled the already heightened consumer demand for hemp products, and specifically, hemp extracts. Although the U.S. FDA is currently deliberating their approach on how consumer products containing hemp-derived CBD will be regulated and the United States Department of Agriculture (‟USDA”) is in the process of developing regulations governing the production of hemp in the U.S., numerous companies are initiating product development strategies to meet demand for these products once a clear path to market is provided by the regulatory agencies. Neptune intends to operate its activities in compliance with applicable state and federal U.S. laws.

Our B2B strategy

Consistent with our strategic focus of providing wellness products while leveraging our know-how, large-scale extraction and application technology capabilities, our objective is to become a world leader in extraction, purification and formulation of value-added cannabis products and hemp extracts. With our B2B strategy we intend to pursue two business verticals: (i) Extract and purify cannabis and hemp biomass received from our customers and return concentrated crude oil in a bulk format back to the same customers, and (ii) Provide turnkey formulation, manufacturing and packaging solutions where we transform cannabinoids extracts into finished products, after which we label, seal and package onsite. These finished products could include tinctures, sprays, topicals, vapor products and edibles and beverages.

In Canada, we signed multi-year agreements to provide extraction services to Canopy Growth Corporation (‟Canopy”) and Tilray Inc. We also signed a multi-year agreement with The Green Organic Dutchman (‟TGOD”) to provide extraction, formulation and manufacturing services and transform TGOD’s biomass into finished product forms which include tinctures, capsules, vape pens and topical products amongst others. We have other extraction clients for which we provide extraction services without long-term contracts.

On April 8, 2020, Neptune announced that its phase II expansion at its Sherbrooke, Quebec facility is operational and has been approved to run product for customers bringing the Company’s capacity to 200,000 kg. The Company anticipates that its cold ethanol technology, combined with the high level of automation at Neptune’s Sherbrooke facility, will increase production speed up to 5x compared to its CO2 technology, while using 2x less energy.

In the United-States we provide extraction services to hemp farmers using our cutting-edge cold ethanol equipment located at our Conover facility in North Carolina. We extract cannabinoids and terpenes within the hemp flower and purify them into full and broad-spectrum hemp extracts. Broad hemp spectrum extracts have a higher cannabinoid concentration and are well suited for ingestible products given most of the hemp aftertaste has been removed. Full hemp spectrum extracts retain more terpenes and benefit from an “entourage effect” believed to have a higher potency than broad-spectrum hemp extracts and are regularly management discussion and analysis of the financial situation and operating results used in topical products. We are implementing improved procedures and policies at our Conover facility to meet quality assurance and quality control specifications.

The market for hemp extracts in the United States has seen a significant level of volatility in the last twelve months where pricing for hemp derived CBD refined oil has declined by more than 60%. This decrease in bulk hemp extract prices is having a negative impact on the Company’s B2B bulk extract sales. Prices for hemp biomass have followed a similar pattern which has put pressure on tolling fees in the United States. Given the nascent nature of the federally legal hemp extract industry the Company has limited visibility on the evolution of future prices. Based on an internal assessment of Neptune’s opportunities, business risks and market conditions, we have decided to deemphasize our U.S. tolling activities to increase our focus on bulk oil sales, turnkey solutions, our branded products and consumer product relationships.

We also entered into supply contracts with large health and wellness companies in the United States and supply them with bulk hemp-derived extracts oil which they transform into finished products to be commercialized under their brands. We source our hemp from a selected group of two dozen hemp farmers based in the United States. The biomass is received at our facility in North Carolina where we extract, purify and blend the cannabinoids into bulk extracts.

Our B2C strategy

We recently launched our Forest Remedies® and Ocean Remedies™ brands. Under our Forest Remedies™ brand, we intend to commercialize a full line of health and wellness products with and without CBD. The initial launch of the Forest Remedies™ brand will be focused in the United-States and will expand to Canada once we obtain our license amendment from Health Canada to include the authorization to sell cannabis products. Neptune expects the Forest Remedies™ brand to be available at retailers across the United States.

Neptune is also rebranding OCEANO³ to Ocean Remedies™. The Company’s omega-3 products will be commercialized under Ocean Remedies™ brand. Among the several initiatives underway is a clinical study to determine if MaxSimil® fish oil, when used as a carrier oil, can increase the absorption of cannabinoids in humans. We have increased our clinical activity because of the benefits we anticipate in combining our omega-3 formulations with cannabinoids and have increased the size of our R&D team accordingly.

Forest Remedies™. Forest Remedies™ products have been carefully crafted using Neptune’s hemp extracts which are produced with our proprietary extraction process and tested for purity at third-party laboratories. We extract active ingredients from the hemp plant using non-GMO ethanol, refined for maximum cannabinoid retention to produce high-quality, activated full spectrum extracts with profiles that reflect the natural composition of the hemp plant.

Ocean Remedies™. Ocean Remedies™ offers consumers a rich source of omega-3 supplements. The omega-3 fatty acids in the Ocean Remedies™ krill oil have been demonstrated to be 2.5 times better absorbed than fish oil¹. Ocean Remedies™ krill oil offers high eicosapentaenoic acid (EPA), docosahexaenoic acid (DHA), phospholipid levels and astaxanthin, a natural antioxidant. Ocean Remedies™ has been certified by Friend of the Sea for sustainable krill harvesting.

In Canada we plan to commercialize, under the Neptune® brand, derived product forms of cannabis such as tinctures, capsules, concentrates and other refined products destined to frequent cannabis consumers. We will accelerate our commercialization efforts upon receipt of our license from Health Canada to sell cannabis products. We plan to first distribute our cannabis 2.0 products in the province of Quebec and expand nationally afterwards.

¹Clinical Study Report. NO. BTS 275/07, Feb. 16, 2009. Esslingen, Germany.

management discussion and analysis of the financial situation and operating results

Commercialization of Natural, Plant-based Hand Sanitizer Products

On April 2, 2020, Neptune announced that it had received Health Canada authorization to commercialize natural, plant-based hand sanitizer products. The Company has also engaged with the National Research Council of Canada (NRC), Canada's largest federal research and development organization, to support NRC’s efforts to facilitate the development, manufacturing and ultimately commercialization of solutions to meet COVID-19 related needs.

Neptune will leverage its product formulation expertise to develop natural, plant-based sanitizers that effectively kill 99.9% of germs and bacteria, made with a specialized blend of essential oils and fruit extract. The product will be formulated at the Company’s production and processing facilities in Sherbrooke, Quebec and Conover, North Carolina, and also with the help of its contract manufacturing partners.

On April 9, 2020, Neptune announced that it had successfully completed a submission to the U.S. Food and Drug Administration (FDA) for registration of its facility in Conover, North Carolina as an over-the-counter (OTC) drug manufacturer to prepare alcohol-based hand sanitizers under the agency’s temporary policy for such products during the public health emergency (COVID-19). Registration of the Conover facility with FDA enables the company to begin manufacturing alcohol-based hand sanitizers to help address the increased demand for these products by consumers and health care professionals.

Neptune is currently sourcing new supply of raw material inputs to ensure ample product supply at launch, which is expected in Summer 2020. Neptune intends to sell its hand sanitizer formulations to consumer-packaged goods (CPG) brands as well as retailers seeking private label owned brands to offer to their customers in the U.S. and Canada. The Company also plans to supply the U.S. and Canadian governments and healthcare systems with sanitizer products through both direct and indirect channels.

Strategic Partnership with American Media LLC

On October 4, 2019, Neptune announced a new strategic partnership with American Media LLC (“American Media”) to help support the growth of Neptune’s brands in the U.S., including Forest Remedies™ and Ocean Remedies™. American Media owns and operates leading celebrity and health & fitness media brands such as Men’s Journal®, Us Weekly®, OK!, Life & Style and enthusiast brands including Powder, Surfer and Bike. As reported by American Media, its portfolio of brands has a combined total circulation of over 2.3 million and reach over 47 million readers each month. American Media’s wide reach in mobile and online media has over 60 million unique visitors and over 762 million page views monthly. This wide reach will help accelerate the growth of Neptune’s consumer-facing products into the U.S. retail landscape.

Under the terms of the partnership agreement, American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune’s consumer-facing brands in the U.S. American Media will also have the opportunity to become a shareholder in Neptune with the issuance to American Media of 3,000,000 warrants, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of US$8.00 per share and with a 5-year expiration date (October 3, 2024). The warrants, granted in exchange of services, vest proportionally to the services rendered. The fair value of the warrants is based on the fair value of the services which are reliably measurable. The fair value has been estimated at $16.5 million (US$12 million) of which $10,852 and $11,676, respectively, were recognized as an expense during the three-month period and year ended March 31, 2020.

On February 5, 2020, Neptune expanded its strategic partnership with American Media, where American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune’s Ocean Remedies™ brand in the U.S. According to the terms of the agreement, American Media will provide Neptune with marketing and creative in exchange for 1,175,000 warrants which Neptune will issue to American Media. Each warrant gives the holder the right to purchase one common share of Neptune at an exercise price of US$8.00 per share and with a 5-year expiration date (February 5, 2025). The fair value has been estimated at $6.5 million (US$4.7 million) which was recognized as an expense during the three-month period and year ended March 31, 2020.

Definitive Agreement with International Flavors & Fragrances

On November 11, 2019, Neptune announced that it entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived products for the mass retail and health & wellness markets. Under this management discussion and analysis of the financial situation and operating results strategic product development partnership, IFF will leverage its intellectual property for taste, scent and nutrition to provide essential oils and product development resources.

Neptune will leverage its proprietary cold ethanol extraction processes and formulation intellectual property to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and home care markets. The agreement represents a significant event in the development of Neptune’s global cannabis business, expanding our business model from primarily B2B to include a robust B2C business platform.

Under the terms of the agreement, IFF also has the opportunity to become a shareholder of Neptune through the issuance to IFF of 2,000,000 warrants, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of US$12.00 per share with a 5-year expiration date (November 7, 2024). The warrants, granted in exchange of services, vest in four equal biannual installments. As at March 31, 2020, the fair value of the services to be rendered has been estimated with the Black-Scholes option-pricing model to be $999 (US$748) of which $159 and $388, respectively, were recognized as an expense during the three-month period and year ended March 31, 2020. Each quarter-end, the fair value of the non-vested warrants will be revaluated.

CORPORATE DEVELOPMENT

Updates on Non-Core Investments

On January 13, 2020, Neptune announced the sale of 1,964,694 shares of Acasti Pharma Inc. for net proceeds of $5,318 as part of a monetizing process for the Company’s non-core investments. Neptune still owns 1 million shares in Acasti. The net proceeds are intended to be channeled towards the deployment of Neptune’s cannabis 2.0 products.

Amended and Restated Agreement with Canopy

On November 20, 2019, Neptune announced that Canopy and Neptune mutually decided to review the terms of their processing agreement. The parties have agreed to an amended schedule of processing volumes committed to Neptune by Canopy. In addition, the parties agreed to remove certain preferential rights previously granted to Canopy with respect to Neptune’s capacity and pricing. Neptune and Canopy also agreed to negotiate volume and pricing based on market conditions for all orders following June 30, 2020. The 3-year term of the agreement remains unchanged and expires on June 30, 2022.

Completion of a Private Placement

On July 18, 2019, Neptune completed a private placement with both existing and new institutional investors resulting in gross proceeds to the Company of $53,971 (US$41,430) (“The Offering”). Upon closing of the Offering, the Company issued an aggregate of 9,415,910 common shares of the Company (“Shares”) at a purchase price of US$4.40 per share. A portion of the net proceeds from the Offering was used by the Company to fund the initial cash consideration for the acquisition of the assets of SugarLeaf while the balance of such net proceeds will be used for working capital and general corporate purposes, as explained below.

Neptune Establishes At-The-Market-Program

On March 11, 2020, Neptune entered into an Open Market Sale Agreement with Jefferies LLC pursuant to which the Company may from time to time sell, through at-the-market (“ATM”) offerings with Jefferies LLC acting as sales agent, such common shares as would have an aggregate offer price of up to $70,310 (US$50,000). As at March 31, 2020, the Corporation sold a total of 4,159,086 common shares through the ATM over the NASDAQ stock market, for gross proceeds of $7,069 (US$4,971) and net proceeds of $6,760. The 3% commission paid and transaction costs amounted to $309. The shares were sold at the prevailing market prices which resulted in a weighted average price of US$1.20 per share.

Neptune currently intends to use the proceeds from sales related to the ATM program, if any, together with its existing capital, for operating expenses, capital expenditure requirements and general corporate purposes, including funding Neptune’s growth initiatives and research and development to further advance Neptune’s innovation strategies through in-house development, partnerships or acquisitions.

management discussion and analysis of the financial situation and operating results

Subsequent to year-end, the Corporation sold a total of 5,411,649 shares through the ATM program over the NASDAQ stock market, for gross proceeds of $19,230 and net proceeds of $18,653. The 3% commissions paid and transaction costs amounted to $844. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.

Changes to the Board of Directors

On February 12, 2020, Neptune announced the resignation of Philippe Trudeau from the Board of Directors following his recent appointment as President and CEO at Adrien Gagnon Natural Health Inc. Effective February 12, 2020, Richard Schottenfeld replaced Mr. Trudeau as Chairperson of the Compensation and Human Resources Committee of the Company.

On April 6, 2020, Neptune announced the appointment of Joseph Buaron, a seasoned Chief Technology Officer with over two decades of related experience as an entrepreneur, programmer, solutions architect, and DevOps engineer, to the Board of Directors. Mr. Buaron is the Co-founder and CTO of goPeer, Canada’s first regulated consumer peer to peer lender. Additionally, he serves as Chief Strategy Officer of Loti Wellness Inc., a Canadian self care consumer brand. Prior to goPeer and Loti Wellness, he served in multiple senior technology and system administrator positions at Unilever, Schmidt’s Naturals, Paymentus, Acuity Ads Inc., and EQ Works (Formerly Cyberplex Inc.). He also founded and served as president of Future Point Inc., which provided leading and innovative web and application hosting solutions until the company was sold in 2007.

On April 6, 2020, Neptune also announced the appointment of Michael A. de Geus, a highly accomplished security executive with domestic and international cyberinvestigative and physical security experience. He is the founder and Chief Executive Officer of Leatherback Gear, LLC., a producer of bullet proof backpacks. He also served as a Special Agent in federal law enforcement with the Department of Homeland Security and has served on various assignments both physically and with cyber security since 2008. Previously, he served as the Director of Sales at Koro Sun Report in the Fiji Islands and as a consultant for MD Consulting, working on various projects from developing branding and new store layouts to helping with various start-up companies. Mr. de Geus is a Ph.D. Candidate in Public Policy specializing in Homeland Security at Walden University, holds a Master of Science in International Relations from the Troy State University and holds a Bachelor of Science in Criminal Justice from California State University Fullerton.

New Appointments on the Management Team

On March 2, 2020, Neptune announced the appointment of Scott Antony as Senior Vice President of U.S. Retail Sales. Mr. Antony served as VP of Sales for Unilever’s Target Division, where he developed and managed the company’s Target relationship, one of Unilever’s largest and most strategic customers in North America. In this role, Mr. Antony led a complete business turnaround doubling Unilever’s sales with Target while achieving continuous market share growth. Prior, Mr. Antony led Unilever’s Safeway Division, where he established a sales team from the ground up and supervised, trained, and mentored a team of 25 top performers responsible for sales, supply chain, shopper marketing, business development, category management, digital and ecommerce, category insights and customer service. At Unilever, Mr. Antony also held the positions of Director of Sales Strategy & Operations, Director of Business Development and Director of Sales Strategy & Integration.

On March 9, 2020, Neptune announced the appointment of David Mayers as Chief Operating Officer. Mr. Mayers brings to Neptune 30 years of senior level executive leadership experience and expertise in Corporate Strategy execution, M&A implementation, R&D, Quality, Supply Chain, Operations and Facility Expansion across several industries, including cannabis extraction, pharmaceuticals, healthcare, and health and wellness. Mr. Mayers previously served as Chief Operating Officer of MediPharm Labs Inc., a global leader in specialized, research-driven pharmaceutical-quality cannabis extraction where he was responsible for strategic direction and daily operation of the organization, including direct responsibility of Manufacturing, HR, R&D, IT, Security, Quality, Project Management, Procurement and Supply Chain. Prior to MediPharm, he served as Chief Executive Officer and Chief Operating Officer of Impopharma Inc., a specialty generic pharmaceutical company developing innovative nasal and pulmonary inhalation products for the U.S. market, where he was responsible for strategic direction and operation of the organization. Mr. Mayers previously served as President of WellSpring Pharma Services, a division of WellSpring Pharmaceuticals, as well as Vice President of Operations and Director of Quality Control at Purdue Pharma.

On April 7, 2020, Neptune announced the appointment of Dr. Toni Rinow, MBA as Chief Financial Officer. A transformational finance and business leader with 20 years of experience, Dr. Toni Rinow is a catalyst for growth and strategic global expansion in healthcare and consumer product companies and well known for accelerating revenue streams through acquisitions, corporate development, sales and marketing, and financings. With a proven track record in international corporate development and sales management discussion and analysis of the financial situation and operating results and financing of companies, she held leadership roles in public and private healthcare organizations, where she spearheaded acquisitions across Canada, Latin America, Europe and India. Dr. Rinow holds a double Masters in Business Administration (MBA) and Accounting and Finance from McGill University. In addition she holds a doctorate in physical chemistry from the Université de Montréal (Ph.D), and a chemical engineering degree from the European Higher Institute of Chemistry in Strasbourg, France. Toni has a keen interest in robotics, natural language processing and machine learning especially with a focus on the retail consumer markets and was trained at Massachusetts Institute of Technology (MIT). Dr. Rinow believes in giving back to the community and sits on the Board of Directors of several non-for profit organizations.

On April 15, 2020, Neptune announced the appointment of Caroline Fontein as E-Commerce Manager to lead and grow Neptune’s direct-to-consumer e-commerce business across its Forest Remedies and Ocean Remedies brands, as well as future consumer brands. Ms. Fontein joins Neptune from SmartyPants Vitamins, a leading vitamin and supplements brand, where she served as Digital Marketing & Communications Manager. At SmartyPants, she was responsible for leading highly-successful digital marketing and communication strategies and managing campaign budgets on multiple platforms to support brand and sales goals, deliver ROI and ensure best-in-class user experience across all paid and organic consumer touch points.

SUBSEQUENT EVENTS

On April 21, 2020, Neptune announced that the Company has entered into an exclusive partnership with legendary wildlife conservationist, Dr. Jane Goodall to co-develop natural health and wellness products under the Forest Remedies™ brand, the plant-based wellness brand with naturally sourced hemp extract and essential oils sourced from the highest-quality botanicals from around the world. As part of this partnership, a percentage of all products will be donated to support Dr. Goodall’s environmental conservation and reforestation initiatives. Under this partnership, Neptune has made an initial $25 donation and will donate five percent of all sales from co-developed products to the Jane Goodall Institute.

On May 19, 2020, Neptune announced that it has entered into an extraction partnership for hemp processing resulting in revenues to the Corporation of a minimum of $16.5 million over the next six months. Under the terms of the agreement, Neptune will process 44,000 kg of crude and distillate extracts from hemp biomass in four installments over six months.

Issuance of Shares

During the year ended March 31, 2020, Neptune issued (i) 2,067,418 common shares of the Corporation for stock options exercised, (ii) 333,279 common shares for deferred share units released and (iii) 600,000 common shares to a former CEO of the Corporation as part of a settlement regarding severance entitlements under his employment contract terminated in April 2014. During the year ended March 31, 2020, Neptune also issued 750,000 common shares of the Corporation upon the exercise of warrants for a total cash consideration of $2,528. During the year ended March 31, 2020, the Corporation issued 437,849 common shares for restricted share units released as part of the CEO’s employment agreement. As described above, in July 2019, (i) 9,415,910 common shares were issued by the Corporation in connection with a private placement and (ii) 1,587,301 common shares were issued as part of the consideration in connection with the SugarLeaf Transaction. As at March 31, 2020, there were 6,175,000 warrants outstanding (156,250 of which were exercisable) compared to 750,000 warrants outstanding at March 31, 2019.

SEGMENT DISCLOSURES

The Corporation’s reportable segments are the nutraceutical and the cannabis segments. The nutraceutical segment offers turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. In the cannabis segment, Neptune provides extraction and purification services from cannabis and hemp biomass. The Company also offers formulation and manufacturing solutions for value added product forms such as tinctures, sprays, topicals, vapor products and edibles and beverages.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment income (loss) before corporate expenses, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is the most relevant in evaluating the results of our segments relative to other entities that operate within these industries. Due to the impairment of goodwill and change in fair management discussion and analysis of the financial situation and operating results value of the contingent consideration in the cannabis segment during the quarter, performance is now measured using segment income (loss) before contingent consideration and corporate expenses. The prior periods did not require adjustments as the only difference between the prior measure of “segment income (loss) from operating activities before corporate expenses” and the new measure of “segment income (loss) before corporate expenses” is the change in fair value of contingent consideration which only occurred in fiscal 2020.

The Sherbrooke and North Carolina facilities are used for the extraction, purification and formulation of cannabis and hemp oil extracts and are presented under the cannabis segment information.

management discussion and analysis of the financial situation and operating results

Selected financial information by segment is as follows:

The following tables show selected financial information by segment:

Three-month period ended March 31, 2020

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	5,500	4,006	24	9,530
Gross profit (loss)	1,760	(2,881)	24	(1,097)

R&D expenses, net of tax credits and grants	(36)	(910)		(946)
SG&A expenses	(7,900)	(13,490)		(21,390)
Impairment loss on goodwill	(3,467)	(37,984)		(41,451)
Segment income (loss) before contingent consideration and corporate expenses	(9,643)	(55,265)	24	(64,884)

Change in fair value of contingent consideration	–	36,782		36,782
Segment income (loss) before corporate expenses	(9,643)	(18,483)	24	(28,102)

Unallocated costs:
Corporate general and administrative expenses			(8,007)	(8,007)
Net finance income			1,545	1,545
Income tax expense			(4,675)	(4,675)
Net loss				(39,239)

Adjusted Segment EBITDA[1] reconciliation
Segment loss before corporate expenses	(9,643)	(18,483)
Add:
Depreciation and amortization	169	2,316
Impairment loss on goodwill	3,467	37,984
Change in fair value of contingent consideration	–	(36,782)
Stock-based compensation	127	418
Adjusted Segment EBITDA[1]	(5,880)	(14,547)

Adjusted EBITDA[1] reconciliation
Net loss				(39,239)
Add (deduct):
Depreciation and amortization				2,612
Net finance income				(1,545)
Change in fair value of contingent consideration				(36,782)
Stock-based compensation				3,356
Litigation provisions				118
Impairment loss on goodwill				41,451
Income tax expense				4,675
Adjusted EBITDA[1]				(25,354)

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Three-month period ended March 31, 2019

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	5,652	12		5,664
Gross profit	1,523	12		1,535

R&D expenses, net of tax credits and grants	(172)	(1,898)		(2,070)
SG&A expenses	(1,138)	(373)		(1,511)
Segment income (loss) before corporate expenses	213	(2,259)		(2,046)

Unallocated costs:
Corporate general and administrative expenses			(2,354)	(2,354)
Litigation provisions			(7,930)	(7,930)
Net finance costs			(38)	(38)
Income tax expense			(16)	(16)
Net loss				(12,384)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) before corporate expenses	213	(2,259)
Add:
Depreciation and amortization	156	554
Stock-based compensation	123	245
Adjusted Segment EBITDA[1]	492	(1,460)

Adjusted EBITDA[1] reconciliation
Net loss				(12,384)
Add (deduct):
Depreciation and amortization				765
Net finance costs				38
Stock-based compensation				928
Income tax expense				16
Litigation provisions				7,930
Adjusted EBITDA[1]				(2,707)

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Year ended March 31, 2020

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	21,278	8,075	225	29,578
Gross profit (loss)	6,573	(8,636)	225	(1,838)

R&D expenses, net of tax credits and grants	(456)	(2,414)		(2,870)
SG&A expenses	(11,242)	(18,830)		(30,072)
Impairment loss on goodwill	(3,467)	(82,081)		(85,548)
Segment income (loss) before contingent consideration and corporate expenses	(8,592)	(111,961)	225	(120,328)

Change in fair value of contingent consideration	–	97,208		97,208
Segment income (loss) before corporate expenses	(8,592)	(14,753)	225	(23,120)

Unallocated costs:
Corporate general and administrative expenses			(34,593)	(34,593)
Net finance income			1,451	1,451
Income tax expense			(4,601)	(4,601)
Net loss				(60,863)

Adjusted Segment EBITDA[1] reconciliation
Segment loss before corporate expenses	(8,592)	(14,753)
Add:
Depreciation and amortization	675	7,213
Impairment loss on goodwill	3,467	82,081
Change in fair value of contingent consideration	–	(97,208)
Stock-based compensation	490	1,243
Adjusted Segment EBITDA[1]	(3,960)	(21,424)

Adjusted EBITDA[1] reconciliation
Net loss				(60,863)
Add (deduct):
Depreciation and amortization				8,384
Net finance income				(1,451)
Change in fair value of contingent consideration				(97,208)
Stock-based compensation				16,594
Litigation provisions				349
Impairment loss on goodwill				85,548
Acquisition costs				2,211
Severance and related costs[3]				1,263
Income tax expense				4,601
Adjusted EBITDA[1]				(40,572)

Total assets	18,031	132,284	18,461	168,776
Cash, cash equivalents and short-term investment	1,395	30	15,188	16,613
Working capital[2]	4,011	7,762	9,806	21,579

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3 On July 8, 2019, Neptune appointed a new Chief Executive Officer (“CEO”) and Member of the Board of Directors. The immediately preceding CEO stepped down from his role as CEO. According to his amended employment agreement, he was entitled to a termination severance and his unvested options vested based on a prorate basis of his termination employment date.

management discussion and analysis of the financial situation and operating results

Year ended March 31, 2019

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	24,430	12		24,442
Gross profit	7,602	12		7,614

R&D expenses, net of tax credits and grants	(488)	(6,723)		(7,211)
SG&A expenses	(4,525)	(1,846)		(6,371)
Segment income (loss) before corporate expenses	2,589	(8,557)		(5,968)

Unallocated costs:
Corporate general and administrative expenses			(8,915)	(8,915)
Litigation provisions			(7,930)	(7,930)
Net finance costs			(209)	(209)
Income tax expense			(170)	(170)
Net loss				(23,192)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) before corporate expenses	2,589	(8,557)
Add:
Depreciation and amortization	719	2,126
Stock-based compensation	492	1,046
Adjusted Segment EBITDA[1]	3,800	(5,385)

Adjusted EBITDA[1] reconciliation
Net loss				(23,192)
Add:
Depreciation and amortization				3,056
Net finance costs				209
Stock-based compensation				3,713
Income tax expense				170
Litigation provisions				7,930
Adjusted EBITDA[1]				(8,114)

Total assets	21,007	50,981	18,232	90,220
Cash, cash equivalents and short-term investments	276	–	9,591	9,867
Working capital[2]	2,543	(629)	2,751	4,665

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Key ratios of the nutraceutical segment

	Three-month periods ended		Years ended
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
Key ratios (in % of total revenues):
Gross margin	32%	27%	31%	31%
R&D expenses net of tax credits and grants	1%	3%	2%	2%
SG&A expenses	144%	20%	53%	19%

Revenues

Total revenues for the three-month period ended March 31, 2020 amounted to $5,500 representing a decrease of $152 or 3% compared to $5,652 for the three-month period ended March 31, 2019. Total revenues for the year ended March 31, 2020 amounted to $21,278, representing a decrease of $3,152 or 13% compared to $24,430 for the year ended March 31, 2019. The decrease for the three-month period and year ended March 31, 2020 is attributable to the challenges that the nutraceutical business faces due to customer concentration in the industry, partially offset by an increase in royalty revenue from our krill licensee as stated below.

Total revenues for the three-month period ended March 31, 2020 include $601 of royalty revenues compared to $115 for the three-month period ended March 31, 2019. Total revenues for the year ended March 31, 2020 include $1,631 of royalty revenues compared to $1,279 for the year ended March 31, 2019. Royalty streams come from licensing agreements on MaxSimil® and on an existing licensing agreement that was excluded from the sale of assets that occurred in 2017. The increase for the three-month period and year ended March 31, 2020 is attributable to the timing of the sales of our licensee which has an impact on royalty revenue.

Gross Profit

Gross profit is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials and finish goods.

Gross profit for the three-month period ended March 31, 2020 amounted to $1,760 compared to $1,523 for the three-month period ended March 31, 2019. Gross profit for the year ended March 31, 2020 amounted to $6,573 compared to $7,602 for the year ended March 31, 2019. The increase in gross profit for the three-month period ended March 31, 2020 compared to the three-month period ended March 31, 2019 was directly related to the product revenue mix. The decrease in gross profit for the year ended March 31, 2020 compared to the year ended March 31, 2019 was directly related to the decrease in revenues.

Gross margin in % of total revenues increased from 27% for the three-month period ended March 31, 2019 to 32% for the three-month ended March 31, 2020. Gross margin in % of total revenues were stable at 31% for the years ended March 31, 2020 and 2019. The increase for the three-month period ended March 31, 2020 is mainly attributable to the product revenue mix.

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses amounted to $36 in the three-month period ended March 31, 2020 compared to $172 in the three-month period ended March 31, 2019, a decrease of $136. R&D expenses amounted to $456 in the year ended March 31, 2020 compared to $488 in the year ended March 31, 2019, a decrease of $32. The decrease for the three-month period and the year ended March 31, 2020 is attributable to the timing of research and development activities.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $7,900 in the three-month period ended March 31, 2020 compared to $1,138 for the three-month period ended March 31, 2019, an increase of $6,762. SG&A expenses amounted to $11,242 in the year ended March 31, 2020 compared to $4,525 for the year ended March 31, 2019, an increase of $6,717. The increase in the three-month period and year ended March 31, 2020 is mainly attributable to a non-cash marketing expense rendered in exchange of warrants for an amount of $6,534.

management discussion and analysis of the financial situation and operating results

Impairment loss on goodwill

The Corporation performed its annual impairment testing of the nutraceutical goodwill as at March 31, 2020. The recoverable amount of Biodroga operations CGU was determined using the value-in-use basis, and was determined to be lower than the carrying value, as such an impairment expense of $3,467 was recorded in the year ended March 31, 2020.

The value-in-use of the CGU was estimated using discounted cash flow forecasts with a discount rate of 14.25%. The discount rate represents the WACC for comparable companies operating in similar industries as the CGU, based on publicly available information. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risks related to the projected cash flows of the CGU.

Cash flows were projected based on past experience, actual operating results and the three-year business plan including a terminal growth rate of 2.0%

Adjusted Segment EBITDA1

Adjusted Segment EBITDA of the nutraceutical segment amounted to ($5,880) for the three-month period ended March 31, 2020, a decrease of $6,372 compared to the three-month period ended March 31, 2019. Adjusted Segment EBITDA of the nutraceutical segment amounted to $(3,960) for the year ended March 31, 2020, a decrease of $7,760 compared to the year ended March 31, 2019. The decrease of the Adjusted Segment EBITDA for the three-month period and year ended March 31, 2020 is mainly attributable to a non-cash marketing expense rendered in exchange of warrants for an amount of $6,534, as well as the gross profit increase, the decrease in R&D expenses, and the increase in SG&A, as explained above.

OPERATING RESULTS OF THE CANNABIS SEGMENT

Revenues

Neptune commenced commercial cannabis extraction at its Sherbrooke, Quebec facility during the fourth quarter of fiscal year 2019. Revenues include the operations of SugarLeaf from the acquisition date July 24, 2019. Total revenues for the three-month period and year ended March 31, 2020 attributable to the cannabis segment amounted to $4,006 and $8,075, respectively.

Gross Profit

Total gross profit attributable to the cannabis segment for the three-month period and year ended March 31, 2020 was ($2,881) and ($8,636), respectively. Included in cost of goods sold are the Corporation’s fixed costs and overhead of the Sherbrooke and North Carolina facilities as well as related depreciation and amortization expenses, both of which represent the majority of the cost of goods sold for the three-month period and year ended March 31, 2020. An impairment loss on inventories of $2,082 due to a decline in hemp-derived CBD refined oil pricing is also included in the cost of goods sold for the three-month period and year ended March 31, 2020.

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants of the cannabis segment amounted to $910 in the three-month period ended March 31, 2020 compared to $1,898 for the three-month period ended March 31, 2019. R&D expenses net of tax credits and grants of the cannabis segment amounted to $2,414 in the year ended March 31, 2020 compared to $6,723 for the year ended March 31, 2019. The decrease for the three-month period and year ended March 31, 2020 is mainly related to the reclassification of salaries and benefits and facility costs and overhead of Sherbrooke which are now presented in cost of sales since commercial operations commenced, partially offset by a non-cash expense related to co-development services rendered in exchange of warrants for an amount of $159 and $388, respectively, and the R&D expenses of SugarLeaf.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses of the cannabis segment amounted to $13,490 in the three-month period ended March 31, 2020 compared to $373 for the three-month period ended March 31, 2019. SG&A expenses of the cannabis segment amounted to $18,830 in the

[1] The Adjusted Segment EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results year ended March 31, 2020 compared to $1,846 for the year ended March 31, 2019. The increase in SG&A expenses for the three-month period and year ended March 31, 2020 is mainly attributable to the acquisition of SugarLeaf and to a non-cash marketing expense rendered in exchange of warrants for an amount of $10,852 and $11,676, respectively.

Adjusted Segment EBITDA1

Adjusted Segment EBITDA amounted to ($14,547) for the three-month period ended March 31, 2020 compared to ($1,460) for the three-month period ended March 31, 2019. Adjusted Segment EBITDA amounted to ($21,424) for the year ended March 31, 2020 compared to ($5,385) for the year ended March 31, 2019. The decrease in Adjusted Segment EBITDA for the three-month period and year ended March 31, 2020 is mainly attributable to a non-cash marketing expense rendered in exchange of warrants for an amount of $10,852 and $11,676, respectively, as well as the gross profit decrease and to the increase in SG&A, as explained above.

Acquisition of the Assets of SugarLeaf

On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23,737 (US$18,062), a combination of $15,770 (US$12,000) in cash and $7,967 (US$6,062) or 1,587,301 in common shares. Additionally, by achieving certain annual adjusted EBITDA and other performance targets, earnouts could reach $173,474 (US$132,000). A portion of the earnout is to be paid by the issuance of a fixed number of shares upon the achievement of certain performance targets. The three additional earnout payments are to be paid over the next three years with a combination of cash or common shares, with at least 50% in cash.

As at July 24, 2019, the Corporation recorded $114,966 as contingent consideration, which represented its fair value at the date of acquisition, net of the initial consideration paid. Of the total contingent consideration, an amount of $20,590 was classified as contributed surplus, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued upon the achievement of certain performance targets. The contingent consideration classified as contributed surplus will not be remeasured and settlement is accounted for in equity. Contingent consideration of $94,376 was classified as a liability representing the present value of the expected payout in cash or a variable number of common shares for the earnouts of the next three years. The contingent consideration classified as a liability is required to be remeasured at fair value at each reporting date and subsequent changes to the fair value will be recognized in the statement of earnings. As at March 31, 2020, the fair value of the contingent consideration liability was revalued to nil (refer to change in fair value of contingent consideration below).

The acquisition has been accounted for using the acquisition method with the results of the operations of SugarLeaf being included in the consolidated financial statements since the date of acquisition. The contingent consideration liability is included in Level 3 of the fair value hierarchy. The fair value was determined considering the expected earnout payments, discounted to present value using a risk-adjusted discount rate of 16% for cash-based payments and 26.3% for earnout payments payable in cash or common shares. The risk-adjusted discount rate was calculated based on SugarLeaf’s weighted average cost of capital. The key unobservable inputs used related to the risk-adjusted discount rate, forecasted sales growth and EBITDA, growth margin as well as projected selling, general and administrative expenses.

Varying the above risk-adjusted discount rate to reflect a 1% movement would have the following effects on the contingent consideration at the acquisition date, assuming that all other variables remained constant:

	Increase	Decrease
Effect of change in assumption on:
Contingent consideration - Classified as a liability	$(1,077)	$1,106
Contingent consideration - Classified as contributed surplus	(56)	57
	$(1,133)	$1,163

[1] The Adjusted Segment EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Varying the above risk-adjusted discount rate to reflect a 10% movement would have the following effects on the contingent consideration at the acquisition date, assuming that all other variables remained constant:

	Increase	Decrease
Effect of change in assumption on:
Contingent consideration - Classified as a liability	$5,766	$(18,167)
Contingent consideration - Classified as contributed surplus	-	-
	$5,766	$(18,167)

The initial cash consideration of this transaction was funded with the proceeds of the private placement. On July 18, 2019, the Corporation completed a private placement of 9,415,910 common shares with both existing and new institutional investors resulting in gross proceeds to the Corporation of approximately $53,971 (US$41,430). Transaction costs related to the private placement amounted to approximately $2,539 resulting in net proceeds of $51,432.

The following table summarizes the purchase price of the acquisition, the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date:

Adjusted Final Consideration
Assets acquired
Trade and other receivables	$151
Inventories	1,131
Property and equipment	1,937
Right-of-use asset	500
Customer relationships	9,173
Farmer relationships	12,209
25,101

Liabilities assumed
Trade and other payables	$126
Lease liability	523
649

Net assets acquired	24,452

Goodwill	115,818

Gross purchase consideration	$140,269

Less: Settlement of pre-existing relationship	(1,566)

Purchase price	$138,703

Consist of:
Cash	$15,770
Common shares	7,967
Contingent consideration - Classified as a liability	94,376
Contingent consideration - Classified as contributed surplus	20,590
Purchase price	$138,703

management discussion and analysis of the financial situation and operating results

The Corporation has recorded an adjustment to its previously reported preliminary purchase price allocation reported in prior quarters to reclassify $71 from property and equipment to goodwill.

Through SugarLeaf, Neptune establishes a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in North Carolina. SugarLeaf's cold ethanol processing facility uses hemp cultivated by licensed American growers to yield high-quality full and broad-spectrum hemp extracts.

The 2018 Farm Bill, which was signed into law on December 20, 2018, amended federal law to provide that all parts of the cannabis plant (including its cannabinoids, derivatives and extracts) containing a delta-9 THC concentration of not more than 0.3% on a dry weight basis would be classified as hemp and would no longer be considered controlled substances. However, despite the passage of the 2018 Farm Bill, there remains a patchwork of Federal and State legislation and uncertainties in their application that could materially impact the Company's business and financial condition. Additionally, demand for products containing cannabis, hemp or their derivatives is dependent on a number of social, political and economic factors that are beyond the Company's control, each of which could cause price fluctuations or decreases in market demand or supply that could adversely affect the Company's business, financial condition, results of operations and prospects.

From the date of acquisition, the SugarLeaf business has contributed $2,682 to the total revenues and $12,340 to the consolidated loss from operating activities excluding the impairment loss on goodwill of SugarLeaf. Had this business acquisition been effected as at the beginning of the 2020 fiscal year, management estimates that the Corporation’s total revenues from sales and services for the year ended March 31, 2020 would have been approximately $29,232 and the consolidated loss from operating activities excluding the impairment loss on goodwill for the year ended March 31, 2020 would have been approximately $72,554. The Corporation considers these pro-forma figures to represent an initial approximate measure of the performance of the combined Corporation and to provide an initial reference point of comparisons in future periods. In determining these amounts, management has assumed the fair value adjustments, and acquisition costs related to this business combination, would have been the same as if the acquisition would have occurred on April 1, 2019.

Neptune and SugarLeaf were parties to a pre-existing agreement under which Neptune made prepayments for the purchase of product from SugarLeaf of $1,566. The pre-existing relationship was effectively terminated when Neptune acquired SugarLeaf.

Acquisition-related costs for the year ended March 31, 2020 of $2,211 have been excluded from the consideration transferred and have been recognized as an expense within selling, general and administrative expenses in the consolidated statement of earnings and comprehensive loss and within the corporate segment.

The goodwill recognized in connection with this acquisition is primarily attributable to synergies with existing business, and other intangibles that do not qualify for separate recognition including assembled workforce. Goodwill has been allocated to the cannabis segment, which represents the lowest level at which goodwill is monitored internally. Goodwill and intangible assets are deductible for income tax purposes.

As at March 31, 2020, the purchase price allocation is final.

Change in fair value of contingent consideration liability:

Balance at April 1, 2019	$–
Additions through a business combination	94,376
Change in fair value	(97,208)
Effect of movements in exchange rates	2,832
Balance at March 31, 2020	$–

The contingent consideration liability is included in Level 3 of the fair value hierarchy. The fair value of the contingent consideration liability was remeasured as at March 31, 2020 which included consideration of revised expected earnout payments, discounted at 15.0% for payments to be paid in cash (16.0% at acquisition) and 20.0% for payments to be paid in cash or in shares (26.3% at acquisition). The risk-adjusted discount rates were calculated based on SugarLeaf’s weighted average cost management discussion and analysis of the financial situation and operating results of capital and incorporate risk factors specific to each category of contingent consideration. The decrease in risk-adjusted discount rates from the acquisition date is due to the decrease in the inherent risk of the projected cash flows used to estimate payments.

The key unobservable inputs used related to the risk-adjusted discount rate, forecasted sales growth and EBITDA, growth margin as well as projected selling, general and administrative expenses. The forecasted sales growth and EBITDA decreased materially from those used at the date of acquisition due to a decline in hemp derived CBD refined oil pricing to $1.3 per kilogram at March 31, 2020 ($5 at acquisition) as well as a decrease in forecasted sales volumes.

Varying the above risk-adjusted discount rate to reflect a 1% movement or the above hemp derived CBD refined oil pricing to reflect a 10% movement in the price, assuming all other variables remain constant, would have an impact of nil on the contingent consideration at March 31, 2020.

Goodwill

An impairment test of goodwill is performed on an annual basis, or more frequently if an impairment indicator is triggered. Impairment is determined by assessing the recoverable amount of the group of cash-generating units ("CGU") to which goodwill is allocated and comparing it to the CGUs’ carrying amount. For the purpose of impairment testing, this represents the lowest level within the Corporation at which the goodwill is monitored for internal management purposes.

During the third quarter of 2020, management determined there was an impairment indicator due to a decline in hemp derived CBD refined oil pricing as well as a decrease in forecasted sales volumes for the SugarLeaf CGU. The recoverable amount of the SugarLeaf CGU was determined using the value in use basis, and was determined to be lower than the carrying value, resulting in a goodwill impairment loss of $44,097. During the fourth quarter of 2020, the hemp derived CBD refined oil pricing continued to face a decline and the forecasted sales volume continued to decrease due to the economic situation. As a result, during the fourth quarter of 2020, the Corporation recorded an additional goodwill impairment loss of $37,984 as it concluded that the recoverable amount based on the value in use was less than the carrying value of the CGU.

The value in use was estimated using discounted cash flow forecasts with a discount rate of 18%. The discount rate represents the weighted average cost of capital ("WACC") for comparable companies operating in similar industries as the CGU, based on publicly available information. Determination of the WACC requires separate analysis of the cost of equity and debt and considers a risk premium based on an assessment of risks related to the projected cash flows of the CGU.

Cash flows were projected using actual operating results, past experience and four-year financial budgets that reflect current economic conditions and include a terminal growth rate of 2.5%.

The assumptions used by the Corporation in the value in use model are classified as Level 3 in the fair value hierarchy. The model is particularly sensitive to the future expected cash flows in the upcoming periods, should these not be realized, an impairment loss may be needed in future periods.

CONSOLIDATED RESULTS

Corporate general and administrative expenses

The Corporate general and administrative expenses are amounts that are not allocated to the segments and consist of the following types of expenses: salaries and benefits including stock-based compensation of administration and marketing departments, including board of directors, corporate and legal fees, professional fees, communications and investor relations, and expenses related to head office such as insurance, information technology and human resources expenses. Corporate general and administrative expenses amounted to $8,007 for the three-month period ended March 31, 2020 compared to $2,354 for the three-month period ended March 31, 2019, an increase of $5,653. Corporate general and administrative expenses amounted to $34,593 for the year ended March 31, 2020 compared to $8,915 for the year ended March 31, 2019, an increase of $25,678.

The increase for the three-month period ended March 31, 2020 is mainly attributable to an increase in stock-based compensation of $2,255, an increase in salaries, benefits and bonus of $2,150, an increase in corporate, professional and management discussion and analysis of the financial situation and operating results accounting fees of $342, an increase in representation and travelling fees of $110, an increase in investor relations fees of $103, and in litigation provision of $118.

The increase for the year ended March 31, 2020 is mainly attributable to an increase in stock-based compensation of $12,711, an increase in salaries, benefits and bonus of $4,626 (an amount of $1,218 has been recorded for a long-term bonus under employment agreement of the CEO), severance and related costs of $1,263 related to the CEO change, an increase in litigation legal fees of $1,599, acquisition costs of $2,211, an increase in representation and travelling fees of $364, an increase in IT expenses of $227, an increase in marketing expenses of $352, an increase in depreciation and amortization of $285, an increase in litigation provision of $349 and an increase in human resources fees of $694 due to recruiting fees.

Net finance costs

The net finance income amounted to $1,545 for the three-month period ended March 31, 2020 compared to a net finance cost of $38 for the three-month period ended March 31, 2019, a change of $1,583. The net finance income amounted to $1,451 for the year ended March 31, 2020 compared to a net finance cost of $209 for the year ended March 31, 2019, a change of $1,660. The net finance income for the three-month period and year ended March 31, 2020 is mainly attributable to a foreign exchange gain due to the increase in the US foreign exchange rate applied to the gross proceeds on the private placement and under the ATM in US.

Change in fair value of contingent consideration

The change in fair value of contingent consideration amounted to a gain of $36,782 and $97,208, respectively, for the three-month period and year ended March 31, 2020. Refer to the Contingent consideration section in the cannabis segment results above.

Income taxes

The net loss of the three-month period ended March 31, 2020 includes an income tax expense of $4,675 compared to an income tax expense of $16 for the three-month period ended March 31, 2019. The net loss of the year ended March 31, 2020 includes an income tax expense of $4,601 compared to an income tax expense of $170 for the year ended March 31, 2019. The increase in the income tax expense for the three-month period and year ended March 31, 2020 is mainly due to a deferred tax liability resulting from the net change in the contingent gain and goodwill related to SugarLeaf. Prior to the impairment and contingent consideration reversal in the fourth quarter, these amounts offset and therefore, no timing difference existed.

Net loss

The Corporation realized a net loss for the three-month period ended March 31, 2020 of $39,239 compared to $12,384 for the three-month period ended March 31, 2019, an increase of $26,855. The Corporation realized a net loss for the year ended March 31, 2020 of $60,863 compared to $23,192 for the year ended March 31, 2019, an increase of $37,671. The increase in net loss, respectively, for the three-month period and year ended March 31, 2020 is mainly attributable to an increase in stock-based compensation expense related to new CEO, an increase in depreciation and amortization, in impairment loss on goodwill, an increase of income tax expense as well as for the same reasons as stated in the Adjusted EBITDA section below, partially offset by a change in fair value of contingent consideration.

Adjusted EBITDA1

Adjusted EBITDA decreased by $22,647 for the three-month period ended March 31, 2020 to an Adjusted EBITDA of ($25,354) compared to the three-month period ended March 31, 2019. Adjusted EBITDA decreased by $32,458 for the year ended March 31, 2020 to an Adjusted EBITDA of ($40,572) compared to the year ended March 31, 2019. The decrease in Adjusted EBITDA for the three-month period and year ended March 31, 2020 compared to 2019 is mainly attributable to investments made in the cannabis segment to grow the workforce in anticipation of increased sales volume as well as an increase in salaries and benefits. The decrease can also be explained by a non-cash expense for marketing and co-development services rendered in exchange of warrants, an increase in legal fees, and same reasons as stated in the Corporate general and administrative expenses above.

[1] The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, investment in cannabis activities, capital expenditures and acquisitions are mainly financed through the cash that came from the gross proceeds of the private placement, the sale of the krill business, liquidities, as well as the issuance of debt, warrants and common shares.

Operating Activities

During the three-month period ended March 31, 2020, the cash used in operating activities amounted to $5,956. The cash flows used by operations before the change in operating assets and liabilities amounted to $4,945. The change in operating assets and liabilities amounting to $1,011, mainly resulting from variations in trade and other receivables, prepaid expenses, deferred revenues and trade and other payables, decreased the cash flows used by operations to $5,956. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development and prepaid expenses related to the establishment of the ATM.

During the three-month period ended March 31, 2019, the cash used in operating activities amounted to $3,281. The cash flows used by operations before the change in operating assets and liabilities amounted to $10,579. The change in operating assets and liabilities amounting to $7,297, mainly resulting from variations in litigation provisions, trade and other receivables, inventories, prepaid expenses and trade and other payables, decreased the cash flows used by operations to $3,281. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development and new developments in certain litigation matters.

During the year ended March 31, 2020, the cash used in operating activities amounted to $31,431. The cash flows used by operations before the change in operating assets and liabilities amounted to $22,746. The change in operating assets and liabilities amounting to $8,685, mainly resulting from variations in litigation provisions, trade and other receivables, inventories, prepaid expenses and trade and other payables, decreased the cash flows used by operations to $31,431. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development, new developments in certain litigation matters, prepaid expenses related to the establishment of the ATM, acquisition costs and the expenses related to the new CEO.

During the year ended March 31, 2019, the cash used in operating activities amounted to $8,154. The cash flows used by operations before the change in operating assets and liabilities amounted to $16,159. The change in operating assets and liabilities amounting to $8,005, mainly resulting from variations in litigation provisions, trade and other receivables, inventories, prepaid expenses and trade and other payables, decreased the cash flows used by operations to $8,154. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development and new developments in certain litigation matters.

Investing Activities

During the three-month period ended March 31, 2020, the cash flows used for investing activities were mainly for acquisition of property, plant and equipment ($5,087) required at the Sherbrooke and North Carolina facilities for the cannabis business and acquisition of intangible assets ($181). Investing activities also include interest received of $26.

During the three-month period ended March 31, 2019, except for the maturity of short-term investment generating $12 of cash, the cash flows used for investing activities were mainly for acquisition of property, plant and equipment ($809), computer software ($113) required at the Sherbrooke facility for the cannabis business and at the head office and the payment of licence agreements ($1,882) mainly related to IP licencing with Lonza (refer to Multi-year IP licencing and capsule agreement with Lonza). Investing activities also include interest received of $26.

During the year ended March 31, 2020, except for the sale of Acasti shares generating $5,318, the cash flows used for investing activities were mainly for acquisition of Sugarleaf ($15,770) as well as acquisitions of PPE ($13,786) required at the Sherbrooke and North Carolina facilities for the cannabis business and acquisition of intangible assets ($487). Investing activities also include interest received of $151.

management discussion and analysis of the financial situation and operating results

During the year ended March 31, 2019, except for the maturity of short-term investment generating $2,374 of cash, the cash flows used for investing activities were mainly for acquisition of PPE ($6,738), computer software ($260) required at the Sherbrooke facility for the cannabis business and at the head office and payment of licence agreements ($2,092) mainly related to IP licencing with Lonza (refer to Multi-year IP licencing and capsule agreement with Lonza). Investing activities also include interest received of $223.

Financing Activities

During the three-month period ended March 31, 2020, the financing activities generated $7,029 of cash mainly from the net proceeds of the At-the-Market-Offering of $6,717, from the exercise of options of the Corporation for $1,445, partially offset by the net decrease in loans and borrowings of $600, the withholding taxes paid pursuant to the settlement of non-Treasury restricted share units of $331, the payment of lease liabilities of $105 and interest paid of $96.

During the three-month period ended March 31, 2019, the financing activities generated $337 of cash mainly for the variation of the bank line of credit of $620 and the exercise of options of the Corporation for $43, partially offset by the repayment of loans and borrowings of $269 and for interest paid of $57.

During the year ended March 31, 2020, the financing activities generated $62,513 of cash mainly from the net proceeds of the private placement for $51,475, the net proceeds of the ATM of $6,717, the exercise of options and warrants of the Corporation for $6,458, partially offset by the withholding taxes paid pursuant to the settlement of non-Treasury restricted share units of $962, the repayment of the bank line of credit of $620, the payment of lease liabilities of $384 and interest paid of $360.

During the year ended March 31, 2019, the financing activities generated $189 of cash mainly for the exercise of options of the Corporation for $1,698 and the variation of the bank line of credit of $130, partially offset by the repayment of loans and borrowings of $1,357 and for interest paid of $282.

At March 31, 2020, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $16,577. The Corporation also has a short-term investment of $36. The Corporation has a revolving facility of $5,000 (expiring on Nov 2020), of which $3,181 was used as at March 31, 2020.

Our existing ATM has available capacity as of the date of this annual report of $31.4 million. There are several conditions that must be met in order for us to access the ATM and it only commits the agent to use commercial reasonable efforts, and thus is not a guaranteed source of financing. Further the ATM may be cancelled by the agent at their sole discretion at any time with 10 trading days’ notice. We have no other arranged sources of financing available to us. Our failure to obtain any required additional financing on favourable terms, or at all, would have a material adverse effect on our business, financial condition and results of operations.

We expect the Corporation will continue to have negative cash flow from operating activities until a sufficient level of sales are achieved, which are anticipated to occur within the next fiscal year. However, negative cash flows may continue longer than the Company has planned. If we do not have sufficient liquidity, we may need to refinance or restructure all or a portion of our debt on or before maturity, sell assets or borrow more money or issue equity, which we may not be able to do on terms satisfactory to us or at all.

The Corporation’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, including the cannabis activities, selling, general and administrative expenses, its overall capital expenditures and those related to its debt reimbursement. The Corporation also needs to ensure adequate financing to support M&A activities. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month periods and years ended March 31, 2020 and 2019. Variations in these amounts have been explained in the segment disclosures section above.

	Three-month periods ended		Years ended
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019	March 31, 2018
	$	$	$	$	$
Total revenues	9,530	5,664	29,578	24,442	27,646
Adjusted EBITDA[1]	(25,354)	(2,707)	(40,572)	(8,114)	(12,306)
Net loss	(39,239)	(12,384)	(60,863)	(23,192)	9,339
Basic and diluted loss per share	(0.41)	(0.16)	(0.68)	(0.29)	0.22

Total assets			168,776	90,220	98,597
Working capital[2]			21,579	4,665	26,472
Non-current financial liabilities			2,915	855	250
Equity			143,630	68,985	86,534

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are primarily generated by the nutraceutical and cannabis segments. Quarterly data is presented below.

	March 31,	December 31,	September 30,	June 30,
	2020	2019	2019	2019
	$	$	$	$
Total Revenues	9,530	9,175	6,512	4,361
Adjusted EBITDA[1]	(25,354)	(7,054)	(4,581)	(3,583)
Net income (loss)	(39,239)	5,603	(20,775)	(6,452)
Basic and diluted income (loss) per share	(0.41)	0.06	(0.23)	(0.08)

	March 31,	December 31,	September 30,	June 30,
	2019	2018	2018	2018
	$	$	$	$
Total Revenues	5,664	6,538	7,071	5,168
Adjusted EBITDA[1]	(2,707)	(1,923)	(1,228)	(2,257)
Net loss	(12,384)	(3,658)	(3,050)	(4,100)
Basic and diluted loss per share	(0.16)	(0.05)	(0.04)	(0.05)

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

The decrease in revenues for the quarter ended March 31, 2019 is related to a decrease in royalty revenues and in solutions business and the net loss includes litigation provisions of $7,930. The net loss for the quarter ended June 30, 2019 includes severance and related costs of $412, acquisition costs of $367 and legal fees for litigation of $1,037. The net loss for the quarter ended September 30, 2019 includes stock-based compensation of $7,879, acquisition costs of $1,792, depreciation and amortization of $2,133, severance and related costs of $850, change in fair value of contingent consideration of $4,083 and litigation legal fees of $561. The net income for the quarter ended December 31, 2019 includes a change in fair value of contingent consideration of $64,509, stock-based compensation of $4,503, depreciation and amortization of $2,556, non-cash expense related to services in exchange of warrants of $1,053 and an impairment loss on goodwill of $44,096. The net loss for the quarter ended March 31, 2020 includes a change in fair value of contingent consideration of $36,782, stock-based compensation of $3,356, depreciation and amortization of $2,612, impairment loss on inventories of $2,082, non-cash expense related to services in exchange of warrants of $17,544, income tax expense of $4,675 and an impairment loss on goodwill of $41,451.

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at March 31, 2020 compared to March 31, 2019:

Accounts	Increase (Reduction)	Comments
Cash and cash equivalents	6,758	Refer to "Consolidated liquidity and capital resources"
Short-term investments	(12)	Release of restriction on short-term investments
Trade and other receivables	4,987	Timing of receipt of accounts receivables and acquisition of SugarLeaf
Prepaid expenses	1,202	Renewal of services and acquisition of SugarLeaf
Inventories	4,054	Increase in work in progress and finished goods for future sales and acquisition of SugarLeaf, net of an impairment on inventories
Other assets	(2,835)	Portion of investment in Acasti transferred as part of settlement of litigation
Property, plant and equipment	13,005	Improvement to Sherbrooke facility for cannabis business net of depreciation, increase due to acquisition of SugarLeaf
Right-of-use of assets	1,386	Adoption of IFRS 16 - Leases. Refer to "Changes in Accounting Policies and Future Accounting Changes." Acquisition of SugarLeaf
Intangible assets	17,868	Intangible assets recognized on acquisition of SugarLeaf. Refer to "Acquisition of the Assets of SugarLeaf", slightly offset by amortization of intangible asset
Goodwill	35,583	Goodwill recognized on acquisition of SugarLeaf, net of impairment loss. Refer to "Acquisition of the Assets of SugarLeaf"
Tax credits recoverable	32	Additional tax credits on eligible expenses
Other non-current asset	(3,472)	Partial sale of the investment in Acasti and change in fair value of the investment in Acasti
Trade and other payables	3,932	Increase in purchases related to inventories and PPE and acquisition of SugarLeaf
Lease liabilities	1,591	Adoption of IFRS 16 - Leases. Refer to "Changes in Accounting Policies and Future Accounting Changes". Increase due to acquisition of SugarLeaf
Loans and borrowings	(286)	Net repayments on loans
Deferred revenues	(7)	Payments received for future revenues to be shipped
Provisions	(6,849)	Settlement in common shares and transfer of investment in Acasti
Deferred lease inducements	(208)	Adoption of IFRS 16 - Leases. Refer to "Changes in Accounting Policies and Future Accounting Changes"
Long-term payables	(300)	Reclassified to trade and other payables
Deferred tax liabilities	4,818	Income tax expense
Other liability	1,218	Increase in long-term incentive to the CEO

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from March 31, 2019.

management discussion and analysis of the financial situation and operating results

RELATED PARTY TRANSACTIONS

Key management personnel compensation

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation. Refer to note 24 of the consolidated financial statements for related parties disclosures related to key management personnel compensation.

On November 11, 2019, Neptune announced that it entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”), a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune, is also a party to the agreement to provide related branding strategies and promotional activities.

Under this strategic product development partnership, IFF will leverage its intellectual property for taste, scent and nutrition to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation intellectual property to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and household cleaning products markets.

As further detailed below, the first products have been launched under Neptune’s Forest Remedies™ brand. The initial launch will include a variety of topical products across the aromatherapy category. Additional category launches should follow and the total stock-keeping unit (“SKU”) count could ultimately exceed 50 SKUs. Neptune will be responsible for the marketing and sale of the products. Neptune will receive amounts from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products. The payment of royalties to App Connect, subject to certain conditions, has been approved by the TSX.

CONSOLIDATED OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at March 31, 2020:

						March 31, 2020
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$13,007	$13,007	$12,452	$555	$–	$–
Lease liability(i)	$1,591	$1,849	$557	$904	$388	–
Loans and borrowings(ii)	3,181	3,209	3,209	–	–	–
Research and development contracts	–	577	577	–	–	–
Capital expenditure commitment	–	1,335	1,335	–	–	–
Other liability (iii)	1,218	21,093	–	–	–	21,093
Other agreements (iv)	–	1,250	734	344	172	–
	$18,997	$42,320	$18,864	$1,803	$560	$21,093
(i)	Includes interest payments to be made on lease liabilities corresponding to discounted effect.
(ii)	Includes interest payments to be made on loans and borrowings.
(iii)

According to the employment agreement with the CEO, a long-term incentive is payable if the Corporation reaches a level of market capitalization (refer to note 24 of consolidated financial statements).

(iv)

According to the Agreement (refer to the Contingencies section below), the Corporation must pay royalties of 1% of its revenues for an unlimited period. The amount above does not include any royalties because the amount cannot be determined.

management discussion and analysis of the financial situation and operating results

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of March 31, 2020, Neptune was compliant with all of its borrowing covenant requirements.

The Corporation has no significant off balance sheet arrangements as at March 31, 2020, except for the following commitments.

On November 2, 2017, Neptune has entered into an exclusive commercial agreement for a speciality ingredient in combination with cannabinoids coming from cannabis or hemp for a period of 11 years with minimum annual volumes of sales starting in 2019. On January 31, 2020, Neptune has entered into other commercial agreements for the same speciality ingredient in combination with fish oil products for a period of 8 years in replacement of a previous terminated agreement (refer to note 13 of the consolidated financial statements). According to these agreements signed with the same third party, Neptune will pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement for which minimum volumes are being reached. The corresponding total remaining amount of minimum royalties is $5,310. This is not reflected in the above table.

On December 21, 2018, Neptune entered into a 5-year IP licencing and capsule agreement with Lonza. All royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold. This is not reflected in the above table.

As at March 31, 2020, Neptune has purchase commitments in the approximate amount of $1,355 related to projects that are capital in nature. This is reflected in the above table.

During the year ended March 31, 2019, the Corporation has entered into a contract for security of its cannabis manufacturing facility. This contract results in an annual expense of approximately $172 for the next 5 years. The Corporation has also entered into various other contracts and the remaining commitment related to those contracts amounts to $1,727 as of March 31, 2020. This is reflected in the table above.

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are ongoing are as follow:

(i)

On March 21, 2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by a Former CEO against the Corporation in respect of certain royalty payments alleged to be owed and owing to a Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a Former CEO (the “Agreement”). The Court declared that under the terms of the agreement, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Some of the terms of this agreement are being disputed. Based on currently available information, a provision of $1,116 has been recognized for this claim as of March 31, 2020.

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $5,203 (US$3,700). The full amount of trade receivable has been written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $173 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Based on currently available information, no provision has been recognized for this case as at March 31, 2020. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

management discussion and analysis of the financial situation and operating results

PROVISIONS

In addition to the above provision recorded under the terms of an agreement entered into with a corporation controlled by a Former CEO of the Corporation, Neptune has settled a claim for which a provision was recognized as at March 31, 2019. On May 10, 2019, Neptune announced a settlement with a former CEO of the Corporation. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to a Former CEO. As at March 31, 2019, the common shares of Acasti transferable to a Former CEO of $2,835 were presented as current other assets in the statement of financial position. In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,835 was recorded in the consolidated statement of financial position relating to this settlement. During the year ended March 31, 2020, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to a Former CEO. Neptune received full and final release on all claims in connection with this case.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS. In preparing the consolidated financial statements for the years ended March 31, 2020 and 2019, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements and should be read in conjunction with the notes to the consolidated financial statements for the years ended March 31, 2020 and 2019.

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation;

•	Assessing if performance criteria on options and DSU will be achieved in measuring the stock-based compensation expense;
•	Assessing the fair value of services rendered in exchange of warrants;
•

Assessing the recognition period to be used in recording stock-based compensation that is based on market and non-market conditions; as well as bonuses that are based on achievement of market capitalization targets; and

•	Assessing the criteria for recognition of tax assets.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets;
•	Estimating the fair value of bonus and options that are based on market and non-market conditions
•	Estimating the fair value of the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired business, including the related contingent consideration; and
•	Estimating the litigation provision as it depends upon the outcome of proceedings.

management discussion and analysis of the financial situation and operating results

Non-financial assets

The carrying amounts of the Corporation’s non-financial assets, and other than inventories, tax credits receivable and recoverable and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. The Corporation defines its CGUs based on the way it internally monitors and derives economic benefits from the acquired goodwill. Impairment losses for a CGU is first allocated to reduce goodwill. An impairment loss in respect of goodwill is not reversed in future periods.

Provisions

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are usually determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Income tax

The Corporation is required to make an assessment of whether deferred tax asset or liability has to be recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Also refer to notes 2(d), 3, 4, 9, 12, 14(f), 17, 18 and 24 of the consolidated annual financial statements.

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The Corporation has adopted IFRS 16, Leases, using the modified retrospective method of adoption, with the effect of initially applying this standard recognized at the date of initial application, i.e. April 1, 2019. The comparative information in the financial statements and management discussion and analysis has not been restated, i.e. it is presented, as previously reported, under IAS 17 and related interpretations.

Refer to note 3(q) to the consolidated financial statements for additional information.

management discussion and analysis of the financial situation and operating results

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Michael Cammarata, in his capacity as Chief Executive Officer (‟CEO”) and Dr. Toni Rinow, in her capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

Disclosure controls and procedures ("DC&P")

Management of Neptune, including the CEO and the CFO, has designed DC&P, or has caused them to be designed under their supervision, in order to provide reasonable assurance that material information relating to the Corporation has been made known to them and that information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our DC&P. Based on this evaluation, the CEO and the CFO concluded that the DC&P are effective as at March 31, 2020.

Internal controls over financial reporting ("ICFR")

The CEO and the CFO have also designed ICFR or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our ICFR. Based on this evaluation, the CEO and the CFO concluded that the ICFR are effective as at March 31, 2020, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

There have been no changes in the Corporation’s ICFR during the three-month period ended March 31, 2020 that have materially affected or are reasonably likely to materially affecting its ICFR.

Limitation on scope of design

The Corporation has limited the scope of its DC&P and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the annual filing. The Corporation elected to exclude the SugarLeaf business acquired as allowed by National Instrument 52-109.

The table below presents the summary financial information included in the Corporation’s consolidated annual financial statements for the excluded controls related to the acquired business:

SugarLeaf	July 24 -
Selected financial information from the statement of earnings	March 31, 2020

Total revenues	$2,682
Loss from operating activities (1)	7,589
(1)	Excludes acquisition related costs incurred

As the impairment loss on goodwill was tested as part of the Corporation’s testing of DC&P and ICFR, it has been excluded from the table above.

management discussion and analysis of the financial situation and operating results

SugarLeaf	As at
Selected financial information from the statement of financial position	March 31, 2020

Total current assets	$6,046
Total non-current assets	6,325
Total current liabilities	855
Total non-current liabilities	5,374

As the goodwill and intangible assets were tested as part of the Corporation’s testing of DC&P and ICFR, it has been excluded from the table above.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and, without limitation, the following risks:

•	The risk relating to negative cash flows from operating activities until sufficient levels of sales are achieved;
•	The risk relating to our potential need for additional funding to execute our growth strategy;
•	The risk inherent to the cannabis industry;
•	The risk relating to laws and regulations and guidelines, changes in which could increase our costs and individually or in the aggregate adversely affect our business;
•	The risk that we may be unable to manage our growth efficiently or execute our growth strategy;
•	The risk relating to acquisitions or investments that may not yield the retruns expected, which, in turn, could adversely affect our business, financial condition and results of operations;
•	The risk of failure to successfully establish and manage acquisitions, collaborations, joint ventures or partnerships could adversely affect our growth;
•	The risk relating to markets for our products and services that are highly competitive, and we may be unable to compete effectively in these markets;
•	The risk that we may not meet timelines for project development;
•	The risk that we are subject to credit risk from our customers;
•	The risk that our sales are often made without long-term commitments;
•	The risk that conflicts of interest may arise between us and our officers and directors;
•

The risk relating to product contamination or tampering or issues or concerns with respect to product quality, safety and integrity could adversely affect our business, reputation, financial condition or results of operations;

•	The risk relating to our ability to properly forecast revenues, costs and sales;
•	The risk that we rely on our manufacturing operations to produce a significant amount of the cannabis and hemp-based products we expect to sell;
•	The risk relating to our future success that depends on the sales of our consumer products and turnkey solutions products;
•

The risk that our activities rely on certain third-party suppliers, contract manufacturers and distributors, and such reliance may adversely affect us if the third parties are unable or unwilling to fulfill their obligations;

•	The risk that insurance coverage, even when available, may not be sufficient to cover losses we may incur;
•	The risk relating to the fact that if our risk management methods are not effective, our business, reputation and financial results may be adversely affected;
•	The risk that we may be subject to product liability claims or regulatory action;
•	The risk that our products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources;
•	The risk relating to our manufacturers that may be unable to comply with cGMP requirements;
•	The risk relating to foreign currency fluctuations, which could adversely affect our financial results;

management discussion and analysis of the financial situation and operating results

•

The risk that we must successfully maintain and/or upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition or results of operations;

•

The risk that we may be exposed to risks and costs associated with security breaches, data loss, credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue as well as other risks;

•	The risk that if we fail to comply with data protection laws in the U.S. and abroad, we may be subject to fines, penalties and other costs;
•

The risk that increasing awareness of health and wellness are driving changes in the consumer products industry, and if we are unable to react in a timely and cost-effective manner, our results of operations and future growth may be adversely affected;

•	The risk that we are required to make estimates and assumptions in the preparation of our financial statements;
•	The risk that we are subject to taxation in multiple jurisdictions, and changes in taxation may impact our earnings;
•	The risk relating to compliance with anti-money laundering laws and regulations in multiple jurisdictions, which include restrictions on cannabis-related businesses;
•	The risk relating to laws in the United States that may make it difficult for us to open bank accounts for our business;
•	The risk relating to the fact that we are party to and may become party to future litigation and regulatory proceedings;
•	The risk relating to significant uncertainty that remains with respect to the future impact of COVID-19 on our business;
•	The risk of catastrophic events outside of our control, including pandemics, that may harm our results of operations or damage our facilities;
•	The risk that we may be negatively impacted by the value of our intangible assets;
•	The risk relating to our commercial success that depends, in part, on our intellectual property rights;
•	The risk that a failure by us to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products;
•	The risk inherent to the nutraceutical industry;
•	The risk relating to our inability to maintain our regulatory approvals and permits that could adversely affect our business and financial results.
•	Scheduled Maintenance, Unplanned Repairs, Equipment Outages and Logistical Disruptions; and
•	The risk associated with a change in U.S.

The Corporation is exposed, amongst the risks highlighted above, to the industry-specific risks and other additional risks described in more detail below.

Risks Related to the Cannabis Industry

•	Limited standardized research on the effect of cannabis;
•

The cannabis industry and market are relatively new in Canada, and this industry and market may not continue to exist or develop as anticipated or we may ultimately be unable to succeed in this industry and market;

•

We will compete for market share with other companies licensed by Health Canada, some of which may have longer operating histories and more financial resources and manufacturing and marketing experience than we have;

•	Our activities and resources in the Canadian cannabis industry rely on a single facility;
•

We may be unable to attract or retain key personnel with sufficient experience in the cannabis industry, and we may be unable to attract, develop and retain additional employees required for our development and future success;

•	Unfavorable publicity or consumer perception regarding the cannabis industry could decrease demand for our products and adversely impact our operating results;
•	We are subject to risks inherent to suppliers in an agricultural business, including the risk of crop failure;
•	We rely on third parties for our supply of cannabis;
•	We may not be able to transport our cannabis products to customers in a safe and efficient manner;
•	Our cannabis products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources; and
•	The tax burden related to our expected cannabis and hemp-related activities is still uncertain.

management discussion and analysis of the financial situation and operating results

Canadian Regulatory Risks

•	We must comply with requirements for licenses and permits in Canada and the failure to maintain these could adversely affect our operations;
•	The adult use cannabis industry and regulations governing the industry are still developing;
•	We may not able to comply with changes to the provincial and territorial regulatory frameworks; and
•	In addition to competition from licensed producers, we face competition from illegal dispensaries and black market suppliers.

U.S. Regulatory Risks

•	Changes to state or federal regulation could make it difficult for us to produce and sell our products in the United States;
•	Unfavorable interpretations of laws governing hemp processing activities could subject us to enforcement or other legal proceedings and limit our business and prospects;
•

Changes to regulatory compliance requirement, including the FDA’s position on CBD and other cannabinoids ad Food or Dietary Ingredients, could adversely affect our business prospects and financial results;

•	International expansion of our business could expose us to further regulatory risks and compliance costs; and
•	Changes in international legal, regulatory, or governmental requirements could adversely affect our business.

Risks Related to Our Securities

•	Volatility in the market price of our Common Shares may affect your ability to sell shares on favourable terms;
•	We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future;
•	If there is insufficient liquidity in our Common Shares, it could adversely affect your ability to sell your shares;
•	Certain Canadian laws could delay or deter a change of control; and
•	We may pursue opportunities or transactions that may adversely affect our business and financial condition.

Risks Related to Our Status as a Foreign Private Issuer

•

As a foreign private issuer, we are subject to different reporting and disclosure requirement under U.S. securities  laws and regulations than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders;

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us; and
•	U.S. investors may be unable to enforce certain judgments against us in Canada.

Risks related to financial instruments

This section provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, foreign exchange rate risk, interest rate risk and liquidity risk, and how the Corporation manages those risks. Refer to note 20(b) of the consolidated financial statements for additional information.

Credit risk

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and cash equivalents and short-term investments, which are managed by dealing only with highly-rated Canadian institutions. The carrying amount of these financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

Most sales' payment terms are set in accordance with industry practice. As at March 31, 2020, two customers accounted for respectively 13.3% and 11.4% of total trade accounts included in trade and other receivables. As at March 31, 2019, one customer accounted for 23.3% of total trade accounts included in trade and other receivables.

Most of the Corporation's customers are distributors for a given territory and are privately-held and publicly-held companies. The profile and credit quality of the Corporation’s customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume management discussion and analysis of the financial situation and operating results more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 90% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

Foreign exchange rate risk

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 35% (2019 - 67%) of the Corporation’s revenues are in US dollars. Most of the expenses, including for the purchase of raw materials, are made in US dollars. There is a financial risk related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

The fixed rate borrowings expose the Corporation to a fair value risk but not cash flow interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in the Consolidated Liquidity and Capital Resources section. It also manages liquidity risk by continuously monitoring actual and projected cash flows.

The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

management discussion and analysis of the financial situation and operating results

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at June 10, 2020, the total number of common shares issued and outstanding is 106,217,703 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also (i) 15,796,199 options issued and outstanding, (ii) 75,671 deferred share units issued and outstanding, (iii) 2,094,442 restricted share units issued and outstanding and (iv) 6,175,000 warrants issued and outstanding. Each option, restricted share unit, deferred share unit and warrant is exercisable into one common share to be issued from treasury of the Corporation.